EXHIBIT 99.4

EQUITY COMMITMENT LETTER

VESTAR CAPITAL PARTNERS V, L.P.

October 19, 2007

Radiation Therapy Services Holdings, Inc.
C/o Vestar Capital Partners
245 Park Avenue, 41st Floor
New York, NY 10167

Re:                               Acquisition of Radiation Therapy Services, Inc.

Ladies and Gentlemen:

Radiation Therapy Services Holdings, Inc., a Delaware corporation (“Buyer”), has been organized at the direction of affiliates of Vestar Capital Partners V, L.P. (the “Investor”) in order to acquire all of the outstanding equity interests of Radiation Therapy Services, Inc. (the “Company”) by merging a wholly-owned subsidiary of Buyer (the “Merger Sub”) with and into the Company (the  “Merger”). The Merger will be made substantially on the terms set forth in the Agreement and Plan of Merger dated as of the date hereof, among the Company, Buyer and Merger Sub (including the Exhibits and the Schedules thereto, (the “Merger Agreement”). Capitalized terms used herein and not defined have the meanings set forth in the Merger Agreement.

This letter is being delivered to Buyer and the Company in connection with the execution of the Merger Agreement today by the parties. The Investor hereby irrevocably commits, subject to the terms and conditions herein, to purchase or cause to be purchased on or before the Closing Date directly or indirectly equity of Buyer in a sufficient amount such that (i) such amount together with the funds provided under the terms of the Financing Commitment Letters and giving effect to the amounts rolled over by members of the Company’s management will be sufficient to pay the Merger Consideration under the Merger Agreement, provided that in no event will such equity amount exceed the maximum amount of $560 million (the “Equity Commitment Amount”). The Investor may allocate a portion of its investment to co-investors; provided that no such allocation shall limit Investor’s obligations pursuant to this letter to the extent such co-investors fail to purchase equity allocated to them.

The Investor’s obligations to fund any portion of the Equity Commitment Amount pursuant to this letter is subject to the satisfaction or waiver, with Investors written consent, of all conditions precedent to Buyer’s obligation set forth in Sections 6.1 and 6.3 of the Merger Agreement (the “Closing Conditions”). If the Closing Conditions are satisfied or waived, Investor will fund up to 100% of the Equity Commitment Amount to provide Buyer with funds necessary to consummate the Merger at the Closing. It is the parties intention that if the Closing does not occur as contemplated by the Merger Agreement, the Investor’s commitment to fund the Equity Commitment Amount shall be of no force or effect and the terms of the immediately following paragraph shall apply.

In the event that the Merger Agreement is terminated pursuant to Section 7 of the Merger Agreement and Parent is obligated to pay to the Company the Parent Termination Fee and Parent Expense Reimbursement, the Investor hereby commits to fund or to cause an affiliate of the Investor to fund to Parent an amount sufficient for Parent to pay the Parent Termination Fee and Parent Expense Reimbursement, provided that in no event will such amount exceed the maximum amount of $28 million (the “Termination Fee and Reimbursement Commitment Amount”), provided, further, that if the conditions set forth in Section 7.3 of the Merger Agreement are satisfied and the Parent is required to pay to the Company, whether in addition to or in lieu of the Parent Termination Fee and Parent Expense Reimbursement, an amount in excess of $28 million, the Investor commits to fund or to cause an affiliate of the Investor to fund to Parent an amount sufficient in the aggregate for Parent to pay any amount up to and including the amount of the Parent Liability Cap to the Company, provided that in no event will such amount, including any amount funded to Parent to enable Parent to pay the Parent Termination Fee and the Parent Expense Reimbursement, exceed the maximum amount of $40 million (the “Parent Liability Cap Commitment Amount”). It is the parties intention that if the Closing occurs as contemplated by the Merger Agreement, the Investor’s commitment to fund the Termination Fee and Reimbursement Commitment Amount and the Parent Liability Cap Commitment Amount shall be of no force or effect.

The commitments set forth herein may not be assigned by Buyer or Investor without the prior written consent of the parties hereto and the Company.

If Investor or Parent fail to meet their obligations with respect to the Equity Commitment Amount, the Termination Fee and Reimbursement Commitment Amount or the Parent Liability Cap Commitment Amount or otherwise are in breach of this letter, then the monetary liability of Investor, Parent, Merger Sub and any of their respective former, current and future direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, agents, affiliates members, managers, general or limited partners or assignees, in the aggregate, shall in no event exceed $28 million, except if the conditions set forth in Section 7.3 of the Merger Agreement are satisfied and the Parent is required to pay to the Company, whether in addition to or in lieu of the Parent Termination Fee and the Parent Expense Reimbursement an amount in excess of $28 million, in which case the aggregate liability shall in no event exceed $40 million. None of Investor, Parent, Merger Sub or any of their respective former, current and future direct and indirect equity holders, controlling persons, stockholders, directors, officers, employees, agents, affiliates, members, mangers, general or limited partners or assignees shall have any further monetary liability or obligation relating to or arising out of this letter or the transactions contemplated by this letter except as expressly provided herein. In no event shall the Company be entitled to enforce specifically the terms of this letter or the Merger Agreement such that Investor, Parent, Merger Sub or any of their respective former, current and future direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, agents, affiliates members, managers, general or limited partners or assignees, would be required to consummate the Closing of the Merger.

The commitments by Investor set forth in this letter, subject to the terms and conditions herein, are binding commitments and Investor agrees that this letter may be enforced by Buyer or the Company. Investor and Buyer expressly waive any right it may have to require the Company to first resort to any remedies against Buyer. Except as provided in the preceding paragraphs , nothing set forth in this letter shall be construed to confer upon or give to any Person other than Buyer or the Company any rights or remedies under or by reason of, or any rights to enforce or cause Buyer to enforce, this commitment. Notwithstanding anything that may be expressed or implied herein, each of Buyer and the Investor, by its acceptance of the benefits hereof, covenants, agrees and acknowledges that, no Person other than the undersigned shall have any obligation hereunder and that, notwithstanding that the Investor is a partnership, no recourse hereunder or under any documents or instruments delivered in connection herewith shall be had against any current or future officer, agent or employee of the Investor or against any current or future general or limited partner of the Investor or any of its Affiliates or any current or future director, officer, employee, general or limited partner, member, Affiliate or assignee of any of the foregoing, whether by the enforcement of any assessment or by any legal or equitable processing, or by virtue of any statute, regulation or other applicable law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any current or future officer, agent or employee of the Investor or any of its Affiliates or any current or future general or limited partner of the Investor or any current or future director, officer, employee, general or limited partner, member, Affiliate or assignee of any of the foregoing, as such, for any obligations of the Investor hereunder or any documents or instruments delivered in connection herewith or for any claim based on, in respect of, or by reason of, such obligations or their creation.

This letter and the Merger Agreement constitutes the entire agreement, and supersedes all prior agreements, understandings and statements, both written and oral, among Buyer and the Investor or any of their affiliates with respect to the subject matter of this letter. This letter may be amended only with the prior written agreement of Buyer,  Investor and the Company. This letter agreement and the obligations of Buyer and Investor hereunder shall terminate and be of no further force or effect on the earlier of the time that is (i) contemporaneous with the Closing of the Merger as contemplated by the Merger Agreement or (ii) the termination of the Merger Agreement in accordance with its terms, except with respect to the obligations to fund the Parent Termination Fee, Parent Expense Reimbursement and the Parent Liability Cap.

This letter shall be governed by and construed in accordance with the domestic substantive laws of the State of New York, without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any other jurisdiction. Any suit, action or proceeding with respect to this letter, or any judgment entered by any court in respect of any thereof, shall be brought in any court of competent jurisdiction in the State of New York, and each of the parties hereby submit to the exclusive jurisdiction of such courts for the purpose of any such suit, action, proceeding or judgment and waive any objections which it may now or hereafter have to the laying of the venue of any suit, action or proceeding arising out of or relating to this Agreement brought in any court of competent jurisdiction in the State of New York, and hereby further irrevocably waive any claim that any such suit, action or proceeding brought in any such court has been brought in any inconvenient forum. Each party to this letter irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or relating to this agreement or the transactions contemplated by this letter. This Letter may be executed in one or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

Very truly yours,

VESTAR CAPITAL PARTNERS V, L.P.

		By:	Vestar Associates V, L.P.,
its General partner

		By:	Vestar Managers V Ltd.,
its general partner

		By:	/s/James L. Elrod, Jr.
Name: James L. Elrod, Jr.
Title: Managing Director

Accepted and Agreed to By:

RADIATION THERAPY SERVICES HOLDINGS, INC.

By:	/s/Erin L. Russell
	Name:	Erin L. Russell
	Title:	Vice President

The Company  acknowledges that Buyer is a newly formed entity with no assets, and that no additional funds are expected to be contributed to Buyer unless and until the Closing occurs or as otherwise described herein.

RADIATION THERAPY SERVICES, INC.

By:	/s/Leo Doerr
	Name:	Leo Doerr
	Title:	Chairman — Special Committee